THIS DOCUMENT IS A COPY OF THE FORM 11-K ANNUAL REPORT CONCERNING THE
U S WEST SAVINGS PLAN/ESOP FOR SALARIED EMPLOYEES FILED ON JULY 1, 1994 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                                Exhibit 99b to
                                                Form 10-K for 1993
                                                File No. 1-8611




                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                          _________________



                              FORM 11-K



                            ANNUAL REPORT



                  Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934


                For the year ended December 31, 1993



                    Commission File Number 1-8611



                  ________________________________

                              U S WEST
              Savings Plan/ESOP for Salaried Employees
                  ________________________________



                           U  S WEST, Inc.

          7800 East Orchard Road, Englewood, Colorado 80111

                          TABLE OF CONTENTS




                                                     Page

Report of Independent Accountants                       2

Statements of Net Assets Available for Plan Benefits
   with Fund Information                              3-4

Statement of Changes in Net Assets Available for
   Plan Benefits with Fund Information                  5

Notes to Financial Statements                         6-9


SUPPLEMENTAL SCHEDULES

Item 27a - Schedule of Assets Held for
     Investment Purposes                            10-12

Item 27a - Schedule of Assets Held for
     Investment Purposes:  Schedule of
     Acquisitions/Dispositions                         13

Item 27b - Schedule of Loans or Fixed
     Income Obligations                             14-17

Item 27d - Schedule of Reportable Transactions         18


                REPORT OF INDEPENDENT ACCOUNTANTS



Defined Contribution Plans Committee of
U S WEST, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the U S WEST Savings Plan/ESOP for Salaried Employees as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the U S WEST Savings Plan/ESOP for Salaried Employees as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ COOPERS & LYBRAND

Denver, Colorado
June 21, 1994

          U S WEST SAVINGS PLAN/ESOP FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS
                              ________



1.   Plan Description:

     The U S WEST Savings Plan/ESOP for Salaried Employees (the "Plan") was established by U S WEST, Inc. (the "Company" or "U S WEST") to provide a convenient way for salaried employees to save on a regular and long-term basis. Employees may designate up to 16% of their salary as allotments to the Plan. The Company provides a matching contribution in Company stock of 83-1/3% on the participants' allotments from 1% to 6% of salary. The Plan participant becomes 100% vested in Company contributions after completion of three years of service with the Company. Allotments from 7% to 16% of salary are unmatched. Employee allotments may be either before or after tax.

     Participants are able to invest in various combinations of six funds: U S WEST Shares, Interest Income (formerly Guaranteed Interest), U. S. Asset Allocation (formerly Balanced Fund), U.
     S. Stock (formerly Diversified Equity Portfolio), Global Assets and International Stock. A complete description of the Plan is contained in the summary plan description and amendments distributed to all participants.

     The U S WEST Savings and Security Plan/ESOP and the U S WEST Savings Plan/ESOP for Salaried Employees (the "Plans") participate in a master trust. The master trust serves as the investment vehicle for the assets of the Global Assets Fund and the International Stock Fund. Master trust investment income, realized and unrealized gains and losses and expenses are allocated to the Plans based upon each Plan's relative ownership in the master trust at the beginning of every semi-monthly valuation period. The Plan's proportionate interest in the net assets available for plan benefits and changes in net assets available for plan benefits has been presented in the financial statements. As of December 31, 1993, the Plan's interest in assets of the Global Assets Fund and the International Stock Fund in the master trust was 76.65% and 75.51%, respectively.

     The Plan was amended effective January 1, 1988 to include an Employee Stock Ownership Plan (ESOP) and renamed the U S WEST Savings Plan/ESOP for Salaried Employees. As discussed in Note 7, during 1989 the Plan borrowed $260 million which funded the
     purchase of 7.6 million shares of U S WEST, Inc. stock.   The
     Plan will repay the debt with cash contributions to the ESOP and certain dividends on Company stock. Shares in the ESOP are released as principal and interest are paid on the debt. These shares, as well as shares purchased in the open market with cash contributions to the U S WEST Shares Fund, are allocated to participant accounts to satisfy the Company match obligation.

     Pursuant to the Plan, loans are made available to participating employees based upon a participant's before-tax allotments and earnings and losses thereon, up to a maximum of $50,000. Except under certain provisions, the loans provide for periodic repayments over a period not to exceed four years (fourteen years for residential loans) at an interest rate as determined by the Defined Contribution Plans Committee. Participants also may make lump-sum repayments at any time after the six month period following the date of the issuance of the loan.

     Bankers Trust Company is the Trustee and Record Keeper for the
     Plan.

     The Internal Revenue Service has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under Section 501(a) of the Code.

     Effective January 1, 1994, the Plan was merged with the U S WEST Savings and Security Plan/ESOP. The name of the merged plan is the U S WEST Savings Plan/ESOP. The merger did not have any significant impacts on the provisions of either plan.



2.   Accounting Policies:

     The value of investments are determined as follows: U S WEST Shares and other securities listed on recognized United States and international stock exchanges on the basis of the last published sales price on December 31 as reported on the composite tape or, if no sales were made on that date, at the last published sales price on the immediately preceding day on which sales were made; over-the-counter securities and government obligations based on the bid prices on December 31, from published sources where available and, if not available, from other sources considered reliable; and contracts with banks and insurance companies and other investment contracts at principal plus reinvested interest.

     Purchases and sales of securities are reflected as of the trade date.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

3.   Unit Value and Participating Employees:

     The interest of an employee in each type of investment of the Plan is represented by units as described in the Plan. The value per unit was as follows:

                                U.S.
  Valuation  USW     Interest   Asset                      Interna-
    Date    Shares    Income    Allo-    U. S.    Global    tional
                      Income    cation   Stock    Assets    Stock
  12-31-92  3.1060    3.5670   1.8006    9.3983     -         -
  01-15-93  3.1656    3.5771   1.8127    9.4365   1.0000   1.0000
  01-31-93  3.1255    3.5881   1.8375    9.4745   1.0108   0.9928
  02-15-93  3.2962    3.5985   1.8543    9.6188   1.0206   1.0122
  02-28-93  3.5272    3.6077   1.8888    9.6010   1.0262   1.0124
  03-15-93  3.3654    3.6174   1.8978    9.7860   1.0345   1.0213
  03-31-93  3.5270    3.6290   1.9024    9.7999   1.0424   1.0677
  04-15-93  3.4762    3.6393   1.9364    9.7360   1.0494   1.1079
  04-30-93  3.4162    3.6492   1.8981    9.5632   1.0451   1.1212
  05-15-93  3.3150    3.6588   1.9035    9.5744   1.0483   1.1215
  05-31-93  3.4763    3.6700   1.9226    9.8164   1.0572   1.1473
  06-15-93  3.5568    3.6803   1.9427    9.7431   1.0577   1.1331
  06-30-93  3.7078    3.6911   1.9739    9.8436   1.0658   1.1239
  07-15-93  3.7377    3.7021   1.9932    9.8224   1.0684   1.1339
  07-31-93  3.7876    3.7130   1.9930    9.8024   1.0699   1.1538
  08-15-93  3.7075    3.7237   2.0180    9.8647   1.0802   1.1915
  08-31-93  3.7675    3.7348   2.0719   10.1721   1.0933   1.2126
  09-15-93  3.7775    3.7454   2.0729   10.1404   1.0935   1.2064
  09-30-93  3.9781    3.7555   2.0637   10.0901   1.0922   1.2029
  10-15-93  4.0283    3.7663   2.1197   10.3293   1.1011   1.2474
  10-31-93  4.0482    3.7768   2.0944   10.2978   1.0992   1.2487
  11-15-93  3.7793    3.7872   2.0720   10.2301   1.0929   1.2261
  11-30-93  3.7794    3.7979   2.0636   10.1988   1.0873   1.1823
  12-15-93  3.7893    3.8087   2.0660   10.2098   1.0905   1.2290
  12-31-93  3.7086    3.8200   2.0817   10.3200   1.0999   1.2681

     The number of employees participating in each fund was as follows:

                                               December 31,
                                              1993       1992
     U S WEST Shares                        19,390      19,651
     Interest Income Fund                   11,755      12,505
     U. S. Asset Allocation Fund             7,730       7,083
     U. S. Stock Fund                       12,101      12,287
     Global Assets Fund                      1,790           -
     International Stock Fund                3,024           -

     The total number of participants in the Plan was less than the sum of the number of participants shown above because many participants were in more than one fund.

4.   Employee Allotments and Employing Company Contributions:

     Allotments and contributions receivable at December 31, 1993 and 1992, and Company contributions for the year ended December 31, 1993, reflect reductions for forfeited contributions as described in the summary plan description distributed to all participants.

     Beginning in 1990, all dividends paid with allocation of Company shares are credited to the participant's account as additional units and are excludable for participant tax purposes. Certain other dividends are paid annually to participants in December and are taxable to the participant.


5.   Plan Termination:

     In the event that the Plan is terminated, subject to conditions set forth by the Employee Retirement Income Security Act
     (ERISA), the Plan provides that the net assets be distributed to participating employees in an amount equal to their respective interests in such assets.


6.   Plan Expenses:

     Plan expenses are paid from the Plan, except certain expenses incurred by U S WEST related to Plan administration.


7.   Debt:

     During 1989, the Plan issued $260 million in notes for the purpose of purchasing Company stock, $90 million of which was borrowed by U S WEST, and loaned to the Plan and $170 million of which was borrowed by the Plan directly from outside lenders. These borrowings from outside lenders are guaranteed by U S WEST. The borrowings bear interest at 8.4% and have maturities through December 1995 and March 1999, respectively. Annual maturities for the next five years are as follows:

          Year ended December 31             $ in Millions
                 1994                            $ 32.5
                 1995                              35.3
                 1996                              20.0
                 1997                              21.8
                 1998                              23.6
                 Thereafter                         6.3
                                                 ------
                                                 $139.5
                                                 ======

          U S WEST SAVINGS PLAN/ESOP FOR SALARIED EMPLOYEES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          December 31, 1993
                               _______

                         Description of Investment
                           (Number of Shares or
Name of Issuer and           Principal Amount;
  Title of Issue          Interest Rate; Maturity)     Cost       Value
                                                    (Thousands of Dollars)

                           U S WEST SHARES
U S WEST Common Shares *        15,558,656           $454,019    $713,753
Temporary Investments                                   3,426       3,426
                                                      -------     -------
   Total U S WEST Shares Fund                        $457,445    $717,179
                                                      -------     -------
                        INTEREST INCOME FUND

Corporate Obligations
 Premier Auto Tr        $970,196; 3.48%; 10/31/99    $    970    $    970
 General Motors
   Acceptance Corp.      612,368; 4.00%; 09/15/98         611         611
                                                      -------     -------
  Total Corporate Obligations                        $  1,581    $  1,581
                                                      -------     -------
Contracts with Insurance Companies and Banks
 Prudential Asset     $26,466,582; 7.86%; 06/30/95   $ 26,467    $  26,467
                       10,206,678; 8.36%; 09/30/95     10,207       10,207
 Pacific Mutual        13,929,319; 8.62%; 03/31/94     13,929       13,929
 Allstate              11,638,788; 7.78%; 04/01/97     11,639       11,639
                        9,020,762; 8.83%; 01/01/96      9,021        9,021
 Principal Mutual      11,386,998; 7.60%; 06/30/95     11,387       11,387
                        6,001,170; 7.40%; 12/31/96      6,001        6,001
 Protective Life       10,645,938; 8.63%; 03/31/96     10,646       10,646
                        8,883,011; 6.10%; 09/01/97      8,883        8,883
                        6,000,904; 5.65%; 12/31/97      6,001        6,001
 Security Pacific      10,230,079; 9.03%; 09/30/94     10,230       10,230
 Provident Life         8,603,002; 5.74%; 06/30/97      8,603        8,603
 Canada Life            7,295,234; 8.54%; 12/31/94      7,295        7,295
 Confederation Life     6,111,007; 7.46%; 09/30/96      6,111        6,111
 New York Life          5,936,319; 7.93%; 06/30/96      5,936        5,936
 Business Men's
   Assurance            2,057,977; 5.80%; 06/01/97      2,058        2,058
                                                      -------      -------
     Total Contracts with Insurance Companies
       & Banks                                       $154,414     $154,414
                                                      -------      -------

          U S WEST SAVINGS PLAN/ESOP FOR SALARIED EMPLOYEES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             (Continued)
                          December 31, 1993
                               _______

                         Description of Investment
                           (Number of Shares or
Name of Issuer and           Principal Amount;
  Title of Issue          Interest Rate; Maturity)      Cost       Value
                                                     (Thousands of Dollars)

                   INTEREST INCOME FUND, Continued
Other Investment Contracts

 NISA Guarantee          $15,521,793; 5.96%; open     $ 15,522    $ 15,522
 Prudential               23,697,098; 6.16%; open       23,697      23,697
 Wells Fargo/Bankers
  Trust Guarantee         12,635,183; 5.67%; open       12,635      12,635
                                                       -------     -------
     Total Other Investment Contracts                 $ 51,854    $ 51,854
                                                       -------     -------
U.S. Treasury Notes    $1,500,000; 3.875% to 4.625%;  $  1,508    $  1,505
                          11/30/94 to 11/30/95
Other Governmental
  Obligations          $4,115,670; various;              4,097       4,108
                          01/07/94 to 02/25/2001       -------     -------

     Total Government Obligations                     $  5,605    $  5,613
                                                       -------     -------
Temporary Investments                                 $  8,917    $  8,917
                                                       -------     -------
     Total Interest Income Fund                       $222,371    $222,379
                                                       -------     -------
                     U. S. ASSET ALLOCATION FUND
Wells Fargo Tactical
  Asset Allocation Fund*       3,536,559              $101,375    $126,035
Temporary Investments                                    1,464       1,464
                                                       -------     -------
     Total U. S. Asset Allocation Fund                $102,839    $127,499
                                                       -------     -------

                          U. S. STOCK FUND
Wells Fargo Equity
  Index Fund*                  2,345,795              $144,518    $241,534
Temporary Investments                                    1,436       1,436
                                                       -------     -------
     Total U. S. Stock Fund                           $145,954    $242,970
                                                       -------     -------

          U S WEST SAVINGS PLAN/ESOP FOR SALARIED EMPLOYEES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             (Continued)
                          December 31, 1993
                               _______

                        Description of Investment
                        (Number of Shares or
Name of Issuer and           Principal Amount;
  Title of Issue        Interest Rate; Maturity)          Cost       Value
                                                       (Thousands of Dollars)


                              LOAN FUND
Outstanding Loans to
  Participants          $39,268,205; 7.5% to 12.0%    $   39,268  $   39,268
Temporary Investments                                          5           5
                                                       ---------   ---------
     Total Loan Fund                                  $   39,273  $   39,273
                                                       ---------   ---------
                                ESOP
U S WEST Common Shares*       3,379,251               $  117,110  $  155,023
Temporary Investments                                         15          15
                                                       ---------   ---------
     Total ESOP                                       $  117,125  $  155,038
                                                       ---------   ---------

     Total all Funds                                  $1,085,007  $1,504,338
                                                       =========   =========









* Investment value represents 5% or more of the total plan net assets available for plan benefits.

          U S WEST SAVINGS PLAN/ESOP FOR SALARIED EMPLOYEES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                SCHEDULE OF ACQUISITIONS/DISPOSITIONS
                For the year ended December 31, 1993
                              _________

                               Number of
Name of Seller                 Shares or        Acquired      Disposition
 or Purchaser               Principal Amount       Cost        Proceeds
                                                 (Thousands of Dollars)
U S WEST Savings Plan
  Loans                        $22,676,138      $22,676       $     -
                                18,127,640           -         18,128
Protective Life                 13,143,361           -         13,143
                                 9,187,454        9,187             -
                                 6,083,686        6,084             -
                                 3,719,709        3,720             -
                                   863,000          863             -
                                   863,000            -           863
                                   304,443            -           304
                                    82,782            -            83
Pacific Merchant                11,799,808            -        11,800
                                 1,575,920        1,576             -
Pacific Mutual                  11,105,421       11,105             -
                                10,000,000            -        10,000
Sunlife of America               5,467,500            -         5,468
                                   466,275          466             -
Manufacturers Hanover            5,441,372            -         5,441
                                   108,141          108             -
Business Men's Assurance         2,099,175        2,099             -
                                    41,198            -            41
Prudential Asset                 1,965,000        1,965             -
                                 1,965,000            -         1,965
Principal Mutual                   976,554            -           977
                                   783,392          783             -
                                   443,996          444             -
                                   443,993            -           444
Allstate Life                      855,800          856             -
                                   855,800            -           856
Prudential Asset Management        836,000          836             -
                                   836,000            -           836
Canada Life                        597,800          598             -
                                   597,800            -           598
Confederation Life                 447,600          448             -
                                   447,600            -           448
WFB Money Market                     4,527            -             5
                                     4,663            5             -

          U S WEST SAVINGS PLAN/ESOP FOR SALARIED EMPLOYEES
           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                For the year ended December 31, 1993
                              _________

                            DISPOSITIONS


                             Number of     Proceeds      Gain or
Security Description       Transactions     or Cost       (Loss)
                                          (Thousands of Dollars)
Bankers Trust Discretionary
   Cash Fund                      7        $  43,607     $    -

Bankers Trust Directed
   Cash Fund                    409          277,790          -

U S WEST Common Shares           46           26,099      8,888



                            ACQUISITIONS

Bankers Trust Discretionary
   Cash Fund                     56        $ 43,607           -

Bankers Trust Directed
   Cash Fund                    412         273,793           -

U S WEST Common Shares           19          37,991           -
